Exhibit 2.6

PURCHASE AGREEMENT

This Purchase Agreement (this “Agreement”) is made as of this 10th day of May, 2007, by and between Ralph J. Friedmann, III (both in his individual capacity and as custodian for Ralph Jordan Friedmann and George Karl Friedmann under the Arkansas Uniform Transfers to Minors Act) (“RJF”), Myra F. Friedmann (both in her individual capacity and as a beneficiary of the Myra F. Friedmann and R.J. Friedmann, Jr. JTWROS) (“MFF”), R.J. Friedmann, Jr. (both in his individual capacity and as a beneficiary of the Myra F. Friedmann and R.J. Friedmann, Jr. JTWROS) (“RJFJR”), Karl David Friedmann (“KDF”), and Curt Jerard Friedmann (“CJF” and collectively with RJF, MFF, RJFJR, and KDF, the “Friedmann Family Parties” and individually a “Friedmann Family Party”), Carlyle Partners III, L.P., a Delaware limited partnership, CP III Coinvestment, L.P., a Delaware limited partnership, Carlyle-Intelistaf Partners II, L.P., a Delaware limited partnership (each, a “Carlyle Party” and collectively the “Carlyle Parties”), Medical Staffing Network Holdings, Inc., a Delaware corporation (“MSN Holdings”), Medical Staffing Network, Inc., a Delaware corporation (“MSN” and together with MSN Holdings, the “MSN Parties”), and InteliStaf Holdings, Inc., a Delaware corporation (the “Company”), on the other hand. The MSN Parties, the Friedmann Family Parties, the Carlyle Parties and the Company are collectively referred to herein as the Parties, and each individually a Party. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, each of the Friedmann Family Parties are the record and beneficial holders of the number of shares of Class B Common Stock, par value $0.01 per share, of the Company set forth on Annex A (together, the “Purchased Shares”);

WHEREAS, on the date hereof, the Company has entered into that certain Agreement and Plan of Merger (as thereafter amended, the “Merger Agreement”) by and among, MSN Holdings, MSN, Greenhouse Acquisition Sub, Inc. (“Merger Sub”), and TC Group, L.L.C., as the initial Holder Representative thereunder, pursuant to which, among other things, the Company will merge with the Merger Sub (the “Merger”);

WHEREAS, MSN desires to purchase from the Friedmann Family Parties immediately prior to the Effective Time of the Merger, and the Friedmann Family Parties desire to sell to MSN, the Purchased Shares.

AGREEMENT

NOW, THEREFORE, the parties hereby agree as follows:

1. Purchase and Sale of Purchased Shares. Subject to the terms and conditions set forth in this Agreement, at the Closing (as defined below), each Friedmann Family Party agrees to sell to MSN the number of Purchased Shares next to such Friedmann Family Party’s name on Annex A, and MSN agrees to purchase from such Friedmann Family Party such number of Purchased Shares for an aggregate purchase price equal to the amount set forth next to each such Friedmann Family Party’s name on Annex A. The aggregate purchase price (the “Aggregate Purchase Price”) payable to all of the Friedmann Family Parties pursuant to this Agreement shall be Four Million Nine Hundred Thousand Dollars ($4,900,000). In addition to the amounts payable in respect of the Purchased Shares, at the Closing (as defined below), MSN shall (i) pay to RJF an amount equal to Fifty Thousand Dollars ($50,000) and (i) pay to RJFJR an amount equal to Fifty Thousand Dollars ($50,000), in each case as consideration for the covenant set forth in Section 13 hereof. The consummation of the purchase and sale of the Purchased Shares as contemplated hereby (the “Closing”) shall occur immediately prior to the Effective Time of the Merger on the Closing Date (as defined in the Merger Agreement) at the offices of Latham & Watkins LLP, 555 Eleventh Street, NW, Washington, DC 20015. At the Closing, (x) the Friedmann Family Parties shall deliver the stock certificates representing the Purchased Shares to MSN together with stock powers duly endorsed in blank and (y) subject to Section 2 below, MSN shall pay the Friedmann Family Parties the Aggregate Purchase Price on the Closing Date by wire transfer of immediately available funds to the account or accounts designated by RJF (as representative of the Friedmann Family Parties) at least two Business Days prior to the Closing Date.

2. Indemnification Escrow.

a. Notwithstanding the foregoing provisions of Section 1, at the Closing, One Million Dollars ($1,000,000) (the “Friedmann Family Escrow Amount”) of the Aggregate Purchase Price shall be paid by MSN to the Escrow Agent to be held in escrow as part of the Indemnification Escrow Amount as contemplated by the Merger Agreement. The amount otherwise payable to each Friedmann Family Party at the Closing pursuant to Section 1 shall be reduced by such Friedmann Family Party’s pro rata share of the Friedmann Family Escrow Amount (in accordance with the total number of Purchased Shares sold by each of them), which amount is specified next to each such Friedmann Family Party’s name on Annex A hereto. Such contribution shall be in lieu of, and not in addition to, a portion of the Indemnification Escrow Amount that would otherwise be contributed by the Indemnification Escrow Participants to the Indemnification Escrow Amount pursuant to Section 1.5(e) of the Merger Agreement and accordingly, MSN agrees that, upon payment of the Friedmann Family Escrow Amount to the Escrow Agent, a portion of the Indemnification Escrow Amount equal to the Friedmann Family Escrow Amount, shall immediately be distributed to the Indemnification Escrow Participants an amount equal to One Million Dollars $1,000,000, pro rata in accordance with their respective Indemnification Escrow Percentages (or if such contribution is made at Closing, such amounts shall be delivered to the Exchange Agent and distributed with the Merger Consideration as specified by the Holder Representative) and each Escrow Participant’s Indemnification Escrow Percentages shall thereafter be reduced to a percentage equal to such Escrow Participant’s Indemnification Percentage as provided in the Merger Agreement multiplied by a fraction the numerator of which is $3,600,000 and the denominator of which is $4,600,000, such that the reduced Escrow Participants’ Indemnification Escrow Percentages together with each Friedmann Family Party’s Indemnification Escrow Percentage (as specified next to such Friedmann Family Party’s name on Annex A hereto) shall equal 100%.

b. Each Friedmann Family Party shall thereafter have an interest in a proportionate share of the Indemnification Escrow Amount held in escrow from time to time equal to such Friedmann Family Party’s Indemnification Escrow Percentage (as

specified next to such Friedmann Family Party’s name on Annex A hereto) and shall be liable, solely from the amounts contributed to the Indemnification Escrow Amount, for the payment of a proportionate share of any amounts payable pursuant to Article XI of the Merger Agreement (or that certain letter agreement by and between MSN and the Company, dated as of the date of the Merger Agreement, related thereto, a copy of which has been provided to the Friedmann Family Parties or their counsel (the “Letter Agreement”)) as a result of the final resolution of any claim made by an Acquiror Indemnitee for indemnification thereunder (including, as a result of any determination by the Holder Representative that such Acquiror Indemnitee is entitled to indemnification). If any Acquiror Indemnitee is entitled to a distribution of all or any portion of the Indemnification Escrow Amount with respect to any claim for indemnification made pursuant to Article XI of the Merger Agreement or the Letter Agreement, each Friedmann Family Party agrees that such Friedmann Family Party’s interest in the Indemnification Escrow Amount shall be reduced by an amount equal to (x) such Friedmann Family Party’s Indemnification Escrow Percentage, multiplied by (y) the aggregate amount distributed to such Acquiror Indemnitee from the Indemnification Escrow Amount. The Friedmann Family Escrow Amount shall otherwise be held as part of the Indemnification Escrow Amount in accordance with the Indemnification Escrow Agreement and the applicable provisions of the Merger Agreement, each of which are incorporated by reference herein. Without limiting the foregoing, any time at which distributions of the Indemnification Escrow Amount are made to the Escrow Participants, each Friedmann Family Party shall be entitled to a proportionate share of such distribution in accordance with their respective Indemnification Escrow Percentages.

c. By executing this Agreement, each Friedmann Family Party agrees to the designation of TC Group, L.L.C. as the Holder Representative to act on their behalf with respect to the resolution of any Asserted Liability and that Section 13.2 of the Merger Agreement is incorporated herein by reference and applies to the Friedmann Family Parties in respect of their interest in the Indemnification Escrow Amount.

3. Conditions to Closing. The consummation of the purchase and sale of the Purchased Shares contemplated by Section 1 of this Agreement shall be subject to the satisfaction or waiver by each of the Parties hereto of the following conditions (a) that each of the conditions set forth in Article VIII of the Merger Agreement shall have been satisfied or waived (by the party to the Merger Agreement entitled to waive such condition thereunder) in respect of the transactions contemplated by the Merger Agreement, and (b) that each of the parties to the Merger Agreement are prepared to consummate the transactions contemplated thereby.

4. Termination of Agreements. Effective upon the consummation of the transactions contemplated by the Merger Agreement, any and all agreements (each a “Terminated Agreement”) still in effect by and between any Friedmann Releasing Party and any Released Party (each as defined below) shall terminate and be of no further force and effect, and no party shall have any further liability thereunder. Without limiting the foregoing, the Terminated Agreements shall include that certain Second Amended and Restated Stockholders Agreement of InteliStaf Holdings, Inc., dated as of March 3, 2006, by and among the Company, Carlyle Partners III, L.P., CP III Coinvestment, L.P., Carlyle-Intelistaf Partners II, L.P, the Friedmann Family Parties and certain other parties thereto, as amended (the “Stockholders Agreement”.) The Friedmann Family Parties and the Company acknowledge and agree that, effective upon the consummation of the transactions contemplated by the Merger Agreement (x) neither the Company, nor Care IV, Inc. shall have any further obligations in respect of their oral arrangement for the Company to provide back-office support services to Care IV, Inc. (other than to pay for any services provided prior to the Closing Date) and (y) Susanne Jeanmenne is an at-will employee of InteliStaf Healthcare, Inc. and may be terminated at any time, subject only to the Company’s severance policies. Notwithstanding the foregoing the Terminated Agreements shall not include (i) this Agreement, (ii) the Commercial Lease Agreement, dated as of October 13, 2000, by and between InteliStaf Inc. and Arjay Properties, L.L.C (the “Arjay Properties Lease”), (iii) that certain employment agreement, dated as of October 27, 2000, by and between the Company and RJF, a true and correct copy of which is attached to this Agreement, (iv) that certain Severance Agreement and General Release, by and between RJF and the Company, a true and correct copy of which is attached to this Agreement, and (v) any staffing arrangement (whether written or oral) entered into in the ordinary course of business between the Company and Trilogy Staffing LLC in respect of any temporary employee currently or previously employed by the Company (it being understood and agreed that neither MSN nor the Company shall have any obligation to continue to employee temporary employees through Trilogy Staffing LLC after the Effective Time) (collectively (i) through (v) above, the “Continuing Obligations”).

5. Release by the Friedmann Family Parties

a. Except for the Continuing Obligations and any obligation arising in the ordinary course of business to pay Susanne Jeanmenne as a result of services provided prior to her termination of employment, if any (including, any obligation to pay severance pursuant to the Company’s current severance policy in the event she is terminated after the date hereof), each of the Friedman Family Parties, on behalf of themselves and each of their respective past, present and future affiliates, family members, beneficiaries, heirs, successors and assigns (each, a “Friedmann Releasing Party”) hereby releases and forever discharges each of the MSN Parties, each of the Carlyle Parties, the Company and its Subsidiaries and, as the case may be, each of their respective past, present and future partners, owners, stockholders, affiliates, subsidiaries, predecessors, successors, heirs, assigns, agents, officers, employees, insurers, representatives, accountants, attorneys, tax advisors, each past or present member of its board of directors or other similar body and all persons or entities acting by, through, under or in concert with them, or any of them (each a “Released Party”), of and from any and all manner of action or actions, cause or causes of action, in law or in equity, suits, debts, liens, contracts, agreements, promises, liability, claims, demands, damages, loss, cost or expense, of any nature whatsoever, known or unknown, fixed or contingent (hereinafter called “Claims”), which such Friedmann Family Party now has or may hereafter have against the Released Parties, or any of them, by reason of any matter, cause, or thing whatsoever to the extent related directly or indirectly to the Company or any of its Subsidiaries or any interest of such Friedmann Family Party therein, the MSN Parties or the Carlyle Parties, in each case from the beginning of time through and including the consummation of the transactions contemplated by this Agreement and the Merger Agreement (whether such Claim first arose before, at or after such time).

b. Without limiting the generality of the foregoing, the Claims released, pursuant to Section 5a, shall include any and all actual or alleged Claims that any Friedmann Releasing Party has or may hereafter have against any Released Party with respect to:

(1) any obligation or liability of any Released Party under, related to or in connection with any Terminated Agreements including any breach of any such Terminated Agreements or any pre- or post-contractual duties related thereto;

(2) the transactions contemplated by the Merger Agreement other than (i) the amounts set forth in Section 1 above, (ii) any portion of the Merger Consideration in respect of any shares of Class E Common Stock held by any of the Friedmann Family Parties, (iii) any rights under the Merger Agreement afforded to other holders of shares of Class E Common Stock on account of their ownership of such shares, and (iv) any rights in respect of the amounts contributed to the Indemnification Escrow Amount by the Friedmann Family Parties;

(3) any liability or obligation relating to any Friedmann Family Party’s employment or former employment by the Company or any of its Subsidiaries (except for any Continuing Obligation and any obligation with respect to Susan Jeanmenne’s employment as set forth in Paragraph 3a), and

(4) any actual or alleged breach of fiduciary duties owed to any Friedmann Released Party, including any duties of any member of any board of directors or other similar body, or by any direct or indirect equity holder of the Company or its subsidiaries.

c. The Friedmann Family Parties acknowledge that they have been advised by their legal counsel, Wright, Lindsey & Jennings LLP about any potential adverse impact this settlement may have on their rights under the provisions of all applicable law. The Friedmann Family Parties further acknowledge and agree that the releases contained herein include unknown Claims, whether suspected or unsuspected and whether concealed or hidden, and that the Friedmann Releasing Parties may hereafter discover facts different from, or in addition to, those which such Friedmann Releasing Parties now know or believe to be true and agree that this Agreement and the release contained herein are, and will remain, effective, notwithstanding later discovery of such different or additional facts it being the understanding and intention of the Friedmann Releasing Parties that the releases set forth herein will deprive the Friedmann Releasing Parties of each such unknown Claim released hereunder. The Friedmann Family Parties further jointly and severally represent and warrant that they have entered into this Agreement freely and voluntarily without coercion or undue influence; and that the representatives of the Friedmann Family Parties executing this Agreement are duly authorized and competent to do so. Being so advised, the Friedmann Family Parties expressly waive on behalf of themselves and each Friedmann Releasing Party any rights they may have under all applicable law and acknowledge that the foregoing waiver was bargained for separately.

d. The Friedmann Family Parties represent and warrant that there has been no assignment or other transfer of any interest in any Claim which any Friedmann Releasing Party may have against the Released Parties, or any of them, and the Friedmann Family Parties jointly and severally agree to indemnify and hold the Released Parties, and each of them, harmless from any liability,

Claims, demands, damages, costs, expenses and attorney fees incurred by the Released Parties, or any of them, as a result of any person asserting any such assignment or transfer. It is the intention of the parties that this indemnity does not require payment as a condition precedent to recovery by the Released Party against the Friedmann Family Parties under this indemnity.

e. The Friedmann Family Parties agree that if any Friedmann Releasing Party hereafter commences, joins in, or in any manner seeks relief through any suit arising out of, based upon, or relating to any of the Claims released hereunder, or in any manner asserts against the Released Parties, or any of them, any of the Claims released hereunder, then the Friedmann Family Parties jointly and severally agree to indemnify and hold the Released Parties, and each of them, harmless from any liability, Claims, demands, damages, costs, expenses and attorney fees incurred by the Released Parties, or any of them, as a result of any person asserting any such Claim. It is the intention of the parties that this indemnity does not require payment as a condition precedent to recovery by the Released Party against the Friedmann Family Parties under this indemnity.

6. Release by the MSN Parties. Except for any obligations of the Friedmann Releasing Parties with respect to the Continuing Obligations, the MSN Parties on behalf of themselves and each of their respective past, present and future affiliates, successors and assigns (each a “MSN Releasing Party”) hereby release and forever discharge each of the Friedmann Family Parties, and, as the case may be, each of its affiliates, predecessors, successors, heirs, assigns and all persons or entities acting by, through, under or in concert with them, or any of them, of and from any and all Claims which such MSN Releasing Party now has or may hereafter have against the Friedmann Releasing Parties, or any of them, by reason of any matter, cause, or thing to the extent related directly or indirectly to the Company or any of its Subsidiaries, the Friedmann Family Parties or any interest of any Friedmann Family Party in the Company or any of its Subsidiaries, in each case from the beginning of time through and including the consummation of the transactions contemplated by the Merger Agreement (whether such Claims first arose before, at or after such time).

7. Release by the Carlyle Parties. Except for any obligations of the Friedmann Releasing Parties with respect to the Continuing Obligations, the Carlyle Parties on behalf of themselves and each of their respective past, present and future affiliates, successors and assigns (each a “Carlyle Releasing Party”) hereby release and forever discharge each of the Friedmann Family Parties, and, as the case may be, each of its affiliates, predecessors, successors, heirs, assigns and all persons or entities acting by, through, under or in concert with them, or any of them, of and from any and all Claims which such Carlyle Releasing Party now has or may hereafter have against the Friedmann Releasing Parties, or any of them, by reason of any matter, cause, or thing to the extent related directly or indirectly to the Company or any of its Subsidiaries, the Friedmann Family Parties or any interest of any Friedmann Family Party in the Company or any of its Subsidiaries, in each case from the beginning of time through and including the consummation of the transactions contemplated by the Merger Agreement (whether such Claims first arose before, at or after such time).

8. Voting Agreement. Each of the Friedmann Family Parties hereby agrees that at any meeting of the stockholders of the Company, however called, and in any action by written consent of the stockholders of the Company, such Friedmann Family Party will vote or cause to be voted all of the shares of Company Common Stock (as this term is defined in the Merger Agreement) then held by such Friedmann Family Party in favor of the Merger (as this term is defined in the Merger Agreement), the Merger Agreement (as it may be amended from time to time) and the transactions contemplated thereby (or, if requested by the Company, execute a written consent voting such shares in favor of the Merger, the Merger Agreement and the transactions contemplated thereby). Prior to the Closing Date, each of the Friedmann Family Parties agrees to execute any written consent or otherwise approve any and all payments that may be considered “excess parachute payments” under Section 280G of the Code (as this term is defined in the Merger Agreement) pursuant to a stockholder vote that is intended to meet the stockholder vote requirements of Section 280G of the Code and in a manner reasonably acceptable to the Company.

9. No Admission of Liability. Neither the payment of any sum of money nor the execution of this Agreement shall constitute or be construed as an admission of any liability whatsoever by any party hereto or their respective Affiliates.

10. Enforceability. This Agreement shall not be subject to attack on the ground that any or all of the legal theories or factual assumptions used for negotiating purposes are for any reason inaccurate or inappropriate. If any provision or clause of this Agreement, or portion thereof, shall be held by any court or other tribunal of competent jurisdiction to be illegal, void or unenforceable in such jurisdiction, the remainder of such provisions shall not thereby be affected and shall be given full effect and the illegal, void or unenforceable provision shall be replaced by a valid, legal and enforceable provision that comes closest to the intent of the parties as determined by a court or other applicable Governmental Authority.

11. Non-Disparagement.

a. The Friedmann Family Parties covenant and agree that from and after the date hereof they will not make or permit any Friedmann Releasing Party to make orally, in writing, or in any form whatsoever, any communication to a third-party that is disparaging about any of the MSN Parties, any of the Carlyle Parties or the Company, any of their respective affiliates or any of their employees, directors, officers, members, partners, funds or agents of any of the foregoing which such Friedmann Family Party or Friedmann Releasing Party knows or reasonably should know will disparage or damage the reputation of any of the MSN Parties or the Carlyle Parties or any affiliate of the MSN Parties or the Carlyle Parties or any of their employees, directors, officers, members, partners, funds or agents. The Friedmann Family Parties agree and acknowledge that the foregoing covenant is a material inducement to the MSN Parties and Carlyle Parties to enter into this Agreement and, as such, it is agreed by the parties that such disparaging communication will constitute a material breach of this Agreement. The Friedmann Family Parties acknowledge that the remedy at law for any breach of the foregoing covenant will be inadequate, and that each of the MSN Parties and the Carlyle Parties shall, in addition to whatever other remedies it may have at law or in equity, be entitled to injunctive relief and such other forms of equitable relief as it shall request. Notwithstanding the foregoing, (i) the Friedmann Family Parties shall not be deemed to have violated the provisions of this Section 11a in any instance where a Friedmann Releasing Party is required by law or formal legal process to provide facts or information or in communications with the Friedmann Releasing Party’s counsel, and (ii) no statement by a Friedmann Releasing Party shall violate the provisions of this Section 11a if it is made to a court, mediator, arbitrator or counsel for the MSN Parties or The Carlyle Group in connection with a dispute between any of the Carlyle Parties or the MSN Parties and any Friedmann Releasing Party.

b. The Carlyle Parties and the MSN Parties each severally but not jointly covenants and agrees that from and after the date hereof they will not make orally, in writing, or in any form whatsoever, any communication to a third-party that is disparaging about the Friedmann Family Parties or which the MSN Parties or the Carlyle Parties, as the case may be, knows or reasonably should know will disparage or damage the reputation of the Friedmann Family Parties. The MSN Parties and Carlyle Parties agree and acknowledge that the foregoing covenant is material inducement to the Friedmann Family Parties to enter into this Agreement and, as such, it is agreed by the parties that such disparaging communication will constitute a material breach of the Agreement. The MSN Parties and the Carlyle Parties acknowledge that the remedy at law for any breach of the foregoing covenant will be inadequate, and that the Friedmann Family Parties shall, in addition to whatever other remedies they may have at law or in equity, be entitled to injunctive relief and such other forms of equitable relief as they shall request. Notwithstanding the foregoing, (i) the MSN Parties and Carlyle Parties shall not be deemed to have violated the provisions of this Section 11b in any instance where they are required by law or formal legal process to provide facts or information or in communications with such Party’s counsel, and (ii) no statement by the MSN Parties or the Carlyle Parties shall violate the provisions of this Section 11b if it is made to a court, mediator, arbitrator or counsel for the MSN Parties or the Carlyle Parties in connection with a dispute between the Carlyle Parties or the MSN Parties and the Friedmann Releasing Parties.

12. Confidentiality of Claims and Settlement. Except as may be required by law (including applicable securities laws or the listing rules of any exchange on which such disclosing Party’s shares are listed), regulation, or as may be necessary in the ordinary course of business (including tax returns, certifications, audits) neither the MSN Parties, the Carlyle Parties nor the Friedmann Family Parties, their attorneys or advisors, nor any person acting by, through, under or in concert with them, shall discuss or disclose the claims settled hereunder or the terms of such Agreement to any other person. It shall not be a violation of this provision for the MSN Parties, the Carlyle Parties or the Friedmann Family Parties to advise professional advisors (i.e. accountants and attorneys), or any Released Party of the terms of this Agreement so long as the person to whom the Agreement is disclosed agrees to abide by the confidentiality provisions of this Agreement.

13. Noncompetition; Nonsolicitation.

a. Effective upon the consummation of the transactions contemplated by the Merger Agreement, each of RJF and RJFJR shall not, at any time during the two (2) year period following the consummation of the transactions contemplated by the Merger Agreement directly or indirectly engage in, or have any equity interest in, or manage or operate any person, firm, corporation, partnership or business (whether as director, officer, employee, agent, representative, partner, security holder, consultant or otherwise) that (i) engages in the Business (as defined below) or (ii) owns, manages, operates, controls or participates in the ownership, management, operation or control of any business or enterprise that engages in the Business anywhere in the United States, provided, however, RJF and RJFJR shall be permitted to acquire a stock interest in such a corporation provided such stock is publicly traded and the stock so acquired is not together with all such stock held by all other Friedmann Family Parties more than five percent (5%) of the outstanding shares of such corporation. Notwithstanding the foregoing, the ownership by RJF or RJFJR of any capital stock of Care IV, Inc. and the provision of management services to Care IV, Inc. as an officer, director or otherwise, shall not be a violation of this Section 13 so long as Care IV, Inc. does not engage in the Business other than the provision of home health services comparable to the services provided by Care IV, Inc. as of the date hereof. For the purposes of this Section 13, the “Business” shall mean the business of providing staffing services with respect to healthcare and healthcare personnel, including, without limitation (u) nurses and nursing assistants, (v) medical testing and laboratory personnel, (w) therapy or rehabilitative personnel, (x) pharmacists, radiology technicians, and phlebotomists, (y) mental health providers and (z) administrative personnel, including, medical receptionists, billers, coders and personnel who supervise, coordinate or facilitate the provision of healthcare services by other persons in each case whether as supplemental staff or on a direct placement basis and whether in a healthcare setting or to other third parties.

b. Notwithstanding any provision herein to the contrary, RJF and RJFJR may, now and in the future, engage in, or own, manage, operate, control, or participate in the ownership, management, operation or control of any business or enterprise which engages in commercial staffing and executive search and placement involving clerical, administrative, and executive personnel, in all industries including healthcare, so long as the personnel placed for employment are not: (i) nurses and nursing assistants, (ii) medical testing and laboratory personnel, (iii) therapy or rehabilitative personnel, (iv) pharmacists, radiology technicians, and phlebotomists, (v) mental health providers, or (vi) any other health care professionals, technicians or care providers, provided, however, that RJF and RJFJR can engage in a staffing business that provides healthcare professionals as listed above so long as the business does not have annual revenues from these placements exceeding $10 million, in the aggregate.

c. Effective upon the consummation of the transactions contemplated by the Merger Agreement, none of RJF or RJFJR nor any of their Affiliates shall, at any time during the two (2) year period following the consummation of the transactions contemplated by the Merger Agreement, directly or indirectly, solicit or hire, any person who during the previous twelve months was employed by the Company or any of its Subsidiaries whether or not such person would commit any breach of such person’s contract of service in leaving such employment. The preceding sentence shall not prohibit RJF, RJFJR and their Affiliates from publishing advertisements for employment positions and hiring persons who respond to such advertisements; provided that RJF, RJFJR and their Affiliates otherwise comply with the first sentence of this Section 13c.

d. In the event the terms of this Paragraph 13 shall be determined by any court of competent jurisdiction to be unenforceable by reason of its extending for too great a period of time or over too great a geographical area or by reason of its being too extensive in any other respect, it will be interpreted to extend only over the maximum period of time for which it may be enforceable, and/or over the maximum geographical area as to which it may be enforceable and/or to the maximum extent in all other respects as to which it may be enforceable, all as determined by such court in such action.

14. Nondisclosure of Proprietary Information.

a. Except as required pursuant to subsection 14b, each Friedmann Family Party shall, for a period of five (5) years following the Closing Date, maintain in confidence and shall not directly, indirectly or otherwise, use, disseminate, disclose or publish, or use for his benefit or the benefit of any person, firm, corporation or other entity any confidential or proprietary information or trade secrets of or relating to the Company or its Subsidiaries, including, without limitation, information with respect to the Company’s or its Subsidiaries’ operations, processes, products, inventions, business practices, finances, principals, vendors, suppliers, customers, potential customers, marketing methods, costs, prices, contractual relationships, regulatory status, compensation paid to employees or other terms of employment, or deliver to any person, firm, corporation or other entity any document, record, notebook, computer program, electronic data or similar repository of or containing any such confidential or proprietary information or trade secrets. The parties hereby stipulate and agree that as between them the foregoing matters are important, material and confidential proprietary information and trade secrets and affect the successful conduct of the businesses of the Company or its Subsidiaries (and any successor or assignee of the Company of its Subsidiaries).

b. Any Friedmann Family Party may respond to a lawful and valid subpoena or other legal process but shall give the Company the earliest possible notice thereof, shall, as much in advance of the return date as possible, make available to the Company and its counsel the documents and other information sought and shall assist such counsel in resisting or otherwise responding to such process.

15. Friedmann Family Party Representations. The Friedmann Family Parties hereby jointly and severally represent and warrant as follows:

a. Authorization; Competency. Each of the Friedmann Family Parties is competent and duly authorized (if applicable) to enter into and perform his or her obligations under this Agreement and this Agreement constitutes the valid and binding obligation of each of such Friedmann Family Party, enforceable against each of them in accordance with its terms.

b. Noncontravention. The execution, delivery and performance of this Agreement by each of the Friedmann Family Parties and the performance of their obligations hereunder (including the releases set forth herein), do not and will not (i) violate the provisions of organizational documents of such Friedmann Family Party (if applicable), (ii) violate any applicable requirements of the law or (iii) result in a material breach or default under any contract or agreement of any Friedmann Releasing Party, or under any order, writ, judgment, injunction, decree, determination or award of any court, arbitral tribunal or other governmental authority, in each case applicable to any Friedmann Releasing Party or any of their properties.

c. Governmental Authorization; Third Party Consent. No approval, consent, compliance, exemption, authorization, or other action by, or notice to, or filing with, any governmental authority or any other person or entity in respect of any requirements of law, and no lapse of a waiting period under any applicable law, is necessary or required in connection with the execution, delivery or performance by the Friedmann Family Parties or enforcement against any of them of this Agreement or the obligations of any of them hereunder.

d. Title to the Purchased Shares. Each of the Friedmann Family Parties is the sole legal, record and beneficial owner of the Purchased Shares set forth next to each such Friedmann Family Party’s name on Annex A, has good, valid and marketable title to such Purchased Shares, and holds such Purchased Shares in each such Friedmann Family Party’s own name. The Purchased Shares are owned by each of the Friedmann Family Parties free and clear of any lien, mortgage, pledge, security interest, encumbrance or charge of any kind (“Liens”). At the Closing, each of the Friedmann Family Parties will deliver each such Friedmann Family Party’s Purchased Shares free and clear of any Liens. Upon delivery of the Purchased Shares at the Closing, MSN shall have good and marketable title to the Purchased Shares, free and clear of all Liens. Except for the Merger Agreement and this Agreement, none of the Purchased Shares are subject to any option to purchase, right of first refusal or other agreement or commitment creating any rights whatsoever in any person or entity. There are no proxies, voting rights or other agreements or understandings with respect to the voting or transfer of the Purchased Shares (other than this Agreement, the Merger Agreement and the Stockholders Agreement).

16. Other Parties Representations. The Carlyle Parties and the MSN Parties hereby severally represent and warrant solely as to themselves as follows:

a. Authorization. Such Carlyle Party and MSN Party has the necessary capacity to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement and the performance by such Carlyle Party or MSN Party of its obligations hereunder have been duly authorized by all necessary action on the part of such Carlyle Party or MSN Party and this Agreement has been duly executed and delivered by such Carlyle Party or MSN Party, acting through its authorized officers, and constitutes the valid and binding obligation of such Carlyle Party or MSN Party, enforceable against it in accordance with its terms.

b. Noncontravention. The execution, delivery and performance of this Agreement by such Carlyle Party and MSN Party and the consummation of the transactions contemplated hereby, do not and will not (i) violate the agreement of limited partnership or other organizational documents of such Carlyle Party or MSN Party, (ii) violate any requirements of law or (iii) result in a material breach or default under any agreement or contract of such Carlyle Party or MSN Party, or under any order, writ, judgment, injunction, decree, determination or award of any governmental authority, applicable to such Carlyle Party or MSN Party or any of its properties.

c. Governmental Authorization; Third Party Consent. No approval, consent, compliance, exemption, authorization, or other action by, or notice to, or filing with, any governmental authority or any other person or entity in respect of any applicable law, and no lapse of a waiting period under any applicable law, is necessary or required in connection with the execution, delivery or performance by such Carlyle Party or MSN Party or enforcement against such Carlyle Party or MSN Party of this Agreement or the obligations of such Carlyle Party or MSN Party hereunder.

17. Obligation of the Friedmann Family Parties to Indemnify. The Friedmann Family Parties, jointly and severally, agree to indemnify, defend and hold harmless the MSN Parties from and against any and all losses, liabilities, damages, deficiencies, costs or expenses (including interest, penalties and attorneys’ fees, and disbursements) based upon, arising out of or otherwise due to any inaccuracy in or any breach of any representation, warranty, covenant or agreement of any of the Friedmann Family Parties contained in this Agreement. In no event shall the Friedmann Family Parties have, in the aggregate, any liability for breach of any representation and warranty in excess of the portion of the Aggregate Purchase Price received by them (net of the Friedmann Family Parties contribution to the payment of any claim for indemnification pursuant to the Merger Agreement from the Indemnification Escrow Amount).

18. Choice of Law; Choice of Forum. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York (except that no effect shall be given to any conflicts of law principles of the State of New York that would require the application of the Laws of any other jurisdiction). The parties irrevocably submit to the exclusive jurisdiction of any New York State Court or any Federal Court located in the borough of Manhattan in the City of New York for purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. The parties agree that service of process, summons or notice or document by U.S. registered mail to such party’s respective address set forth in Paragraph 19 shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS

AGREEMENT OR ANY OTHER AGREEMENT ENTERED INTO IN CONNECTION HEREWITH AND FOR ANY COUNTERCLAIM WITH RESPECT HERETO. In the event of any breach of the provisions of this Agreement or any other agreement entered into in connection therewith, the non-breaching party shall be entitled to equitable relief, including in the form of injunctions and orders for specific performance, where the applicable legal standards for such relief in such courts are met, in addition to all other remedies available to the non-breaching party with respect thereto at law or in equity. In the event any party hereto commences a legal proceeding to enforce its rights hereunder (or any legal proceeding with respect to any Claim released hereunder), the prevailing party in such proceeding shall be entitled to reimbursement by the nonprevailing party with respect to all reasonable out-of-pocket fees and expenses incurred in connection therewith (including reasonable attorney’s fees).

19. Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given when (i) delivered in person, (ii) delivered by FedEx, UPS or other nationally recognized delivery service, or (iii) delivered by facsimile and promptly confirmed by delivery in person or by delivery service as aforesaid in each case, with postage prepaid, addressed as follows:

If to the Friedmann Family Parties, to:

R.J. Friedmann, Jr.

1000 South Rodney Parham

Little Rock, AR 72204

Facsimile:	(501) 666-5651

With a copy to:

Ralph J. Friedmann, III

3S415 Saddle Ridge Ct.

Warrenville, IL 60555

And with a copy to:

Wright, Lindsey & Jennings LLP

200 West Capitol Avenue

Suite 2300

Little Rock, Arkansas 72202

Attention:	Sean Hatch
Facsimile:	(501) 376-9442

If to the Carlyle Parties or the Company (prior to the Closing), to:

c/o TC Group, L.L.C.

520 Madison Avenue

New York, NY 10022

Attn: Karen Bechtel and Eric Edell

Telephone:	(212) 381-4927
Telecopier:	(212) 381-4990

with copies (which shall not constitute notice) to:

Latham & Watkins LLP

555 11th Street, N.W.

Suite 1000

Washington, D.C. 20004

Attention:	David S. Dantzic
Telephone:	(202) 637-2112
Telecopier:	(202) 637-2201

If to the MSN Parties or the Company (following the Closing), to:

Medical Staffing Network, Inc.

901 Yamato Road, Suite 110

Boca Raton, FL 33431

Attention: President

Telephone:	(561) 322-1300
Telecopier:	(561) 322-1201

With copies (which shall not constitute notice) to:

Akerman Senterfitt

222 Lakeview Avenue, 4th Floor

West Palm Beach, FL 33401

Attention:	Kim A. Hines, Esq.
Telephone:	(561) 671-3610
Facsimile:	(561) 659-6313

or to such other address or addresses as the parties may from time to time designate in writing.

20. Construction of Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean “including, without limitation.”

21. Third Party Beneficiaries. Each of the Released Parties is intended to be a third party beneficiary of this Agreement and shall be entitled to enforce such agreement as if such Released Party is a party hereto. Except for the Released Parties, nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any other person or entity, other than the parties hereto, any rights or remedies under or by reason of this Agreement.

22. Sole Agreement. This Agreement (and each agreement incorporated by reference herein) represent the sole and entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements, negotiations and discussions between the parties hereto and/or their respective counsel. No representations or agreements, oral or otherwise, between the parties not included herein or therein shall be of any force and effect.

23. Amendment to Agreement. Any amendment or waiver must be in a writing signed by duly authorized representatives of the parties hereto and stating the intent of the parties to amend or waive any provision of this Agreement.

24. Counterparts to Agreement. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; NEXT PAGE IS SIGNATURE PAGE]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement and Release as of the date first written above.

FRIEDMANN FAMILY PARTIES

/s/ RALPH J. FRIEDMANN, III
RALPH J. FRIEDMANN, III

/s/ MYRA F. FRIEDMANN
MYRA F. FRIEDMANN

/s/ R.J. FRIEDMANN, JR
R.J. FRIEDMANN, JR.

/s/ KARL DAVID FRIEDMANN
KARL DAVID FRIEDMANN

/s/ CURT JERARD FRIEDMANN
CURT JERARD FRIEDMANN

/s/ RALPH J. FRIEDMANN, III
RALPH J. FRIEDMANN, III as custodian for Ralph Jordan Friedmann under the Arkansas Uniform Transfers to Minors Act

/s/ RALPH J. FRIEDMANN, III
RALPH J. FRIEDMANN, III as custodian for George Karl Friedmann under the Arkansas Uniform Transfers to Minors Act

CARLYLE PARTIES

CARLYLE PARTNERS III, L.P.

By:	TC Group III, L.P.
its General Partner

By:	TC Group III, L.L.C.,
its General Partner

By:	TC Group, L.L.C.,
its Managing Member

By:	TCG Holdings, L.L.C.
its Managing Member

By:	/s/ Karen Bechtel
Name:	Karen Bechtel
Title:	Managing Director

CP III COINVESTMENT, L.P.

By:	TC Group III, L.P.
its General Partner

By:	TC Group III, L.L.C.,
its General Partner

By:	TC Group, L.L.C.,
its Managing Member

By:	TCG Holdings, L.L.C.
its Managing Member

By:	/s/ Karen Bechtel
Name:	Karen Bechtel
Title:	Managing Director

CARLYLE-INTELISTAF PARTNERS II, L.P.

By:	TC Group III, L.P.
its General Partner

By:	TC Group III, L.L.C.,
its General Partner

By:	TC Group, L.L.C.,
its Managing Member

By:	TCG Holdings, L.L.C.
its Managing Member

By:	/s/ Karen Bechtel
Name:	Karen Bechtel
Title:	Managing Director

COMPANY

INTELISTAF HOLDINGS, INC.

By:	/s/ Michael Wilstead
Name:	Michael Wilstead
Title:	Chief Executive Officer

MSN PARTIES

MEDICAL STAFFING NETWORK HOLDINGS, INC.

By:	/s/ Robert Adamson
Name:	Robert Adamson
Title:	Chief Executive Officer

MEDICAL STAFFING NETWORK, INC.

By:	/s/ Robert Adamson
Name:	Robert Adamson
Title:	Chief Executive Officer

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